July 14, 2011
VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-3010
Attention: Ms. Sonia Barros
                Ms. Sandra B. Hunter
RE:	INREIT Real Estate Investment Trust Amendment No. 2 to Registration Statement on Form 10-12G File No. 000-54295
Ms. Barros and Ms. Hunter:
On behalf of INREIT Real Estate Investment Trust, a North Dakota real estate investment trust (the “Trust”), this letter is to respond to the Staff’s comments presented in the letter dated July 1, 2011. For the Staff’s convenience, each of the Responses is preceded by the related Staff Comment.
General

Comment 1.	We note that in responding to our letter dated June 3, 2011 you have not provided a written statement from the company acknowledging the representations in the bullet points at the bottom of the letter. We therefore reissue comment 1 of our letter dated May 9, 2011. Please note that response letters must be signed by the Company and must include the representations in the bullet points at the bottom of the letter.

Response 1.	This response letter has been signed by the Trust, and the Trust provides the requested written representations regarding this response letter and the previously filed response letter dated June 15, 2011 at the end of this letter. The written representations signed by the Trust for the response letter dated June 15, 2011 were previously mailed to the SEC along with the response letter package, but were not made part of the Edgar filing.

Item 3. Properties, page 71, Acquisitions and Dispositions, page 77

Comment 2.	We note your response to comment 3 of our letter dated June 3, 2011 in which you have revised your disclosure to indicate that the projected NOI calculation for commercial properties is based 100% on leases that are or will be in place prior to acquiring the property. With respect to your multifamily properties, please revise to clarify what percentage of your NOI is based on in-place leases at the time you acquired the property or describe any other material assumptions you use.

Response 2.	The disclosure has been revised as underlined:
“For multifamily properties, we make various assumptions about future rents, occupancy levels, and expenses based on historical financial information and our assessment of the property’s future potential. The projected NOI for multifamily acquisitions is typically based 100% on historical occupancy and expenses over a three to five year period. When historical information is unavailable, market vacancy and credit loss factors are estimated. We normally do not assign a value to multifamily tenant leases already in place due to the short-term duration of twelve months or less of these leases and the uncertainty of retaining all tenants due to a change in ownership and in some cases property management companies.”

Financial Statements

Notes to Consolidated Financial Statements General

Comment 3.	We note your disclosure on page 33 that certain sales of your common shares did not qualify for a valid exemption under the 1933 Act. You also state that regulatory actions and/or proceedings could be commenced against you and you could be required to conduct a rescission offer regarding certain prior sales. Please revise your financial statements to comply with the requirements of ASC 450-20 for loss contingencies related to these matters.

Response 3.	The Trust has evaluated this risk factor under the provision of ASC 450-20. Specifically, the Trust first reviewed paragraph ASC 450-20-25-2 and does not believe subparagraph (a), which indicates “that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements,” has been met. While the Trust has disclosed the risk factor referenced above to respond to a prior comment, the Trust does not believe a liability has been incurred related to these sales because the value per common share is increasing and that if any shareholder elected to accept a rescission offer, the shareholder would likely receive less than the current value of the common shares. In addition, the Trust has received no indication from its shareholders of any dissatisfaction, let alone threats of claims for rescission. So the Trust believes a rescission offer being accepted by its shareholders at this time is not probable. Paragraph (b) requires “that the amount of loss be reasonably estimated”. As noted in the risk factor, “we have no way of estimating to what extent shareholders would accept a rescission offer.” In addition, the Trust has not received notice of any regulatory actions and or proceedings brought in connection with these sales, or any penalties assessed. Therefore, the Trust does not believe it can reasonable estimate the potential liability.

The Trust next evaluated ASC 450-20-50-3 to determine if disclosure of the potential contingency should be included in its financial statements. This paragraph requires disclosure in the financial statements if there “is at least a reasonable possibility that a loss or an additional loss may have been incurred and either of the following conditions exists:
a. An accrual is not made for a loss contingency because any of the conditions in paragraph 450-20-25-2 are not met
b. An exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-30-1.”

As previously noted above, the Trust does not believe that it is a “reasonable possibility” that a loss has been incurred and, therefore, does not believe disclosure would be appropriate in its financial statements.

Comment 4.	Please clarify if your CODM receives any NOI performance information on a property basis. Also, provide us with an example of a Summary Sheet as detailed in your response. We continue to question your conclusion regarding your segments since your CODM receives quarterly information at the asset class level that is produced by an aggregation of individual property data.

Response 4.	The CODM receives NOI on an individual property basis; however, the CODM does not receive this information aggregated at any other level except on the entire Trust level. An example of the summary sheet that the CODM receives on a quarterly basis is attached to this letter as Appendix A.

The notes to the financial statements have been revised to include the following, which the Trust believes appropriately describes how it evaluates its properties and can be used by readers of the Trust’s financial statements to help understand why the financial statements do not include segment information:

“The Company assesses and measures operating results on an individual property basis for each of its investment properties based on property net operating income. Management internally evaluates the operating performance of the properties as a whole and does not differentiate properties by geography, size or type. In accordance with existing guidance, each of the Company’s investment properties is considered a separate operating segment. However, under the aggregation criteria of this guidance, the Company’s properties are considered one reportable segment.”

Note 5 - Notes Receivable, page 16

Comment 5.	Please specifically address how you assessed the adequacy of the buyer’s continuing investment. Based on the contractual payment terms, it does not appear that the sale met the continuing investment criterion. Please provide us with your analysis under ASC 360-20-40-19. Also, advise us of the consequences if the buyer is unable to reach stabilization; tell us if the buyer is able to return the property.

Response 5.	The Trust has re-evaluated its contract for the note receivable issued in conjunction with the sale of a parcel of land. ASC 360-20-40-19 indicates that a buyer’s initial investment in a real estate transaction shall not qualify unless the buyer is contractually required to pay each year on its total debt for the purchase price of the property an amount at least equal to the level annual payment that would be needed to pay that debt and interest on the unpaid balance over no more than the following:
a. Twenty years for debt for land
b. The customary amortization term of a first mortgage loan by an independent established lending institution for other real estate.

The term on the note receivable is 25 years. Therefore, the Trust believes a portion of the note receivable that is due in years 21 through 25 would appropriately be excluded from the buyer’s initial investment and, as a result, reduce the gain recognized as a result of this sale. However, because the entire gain recognized from the sale was approximately $323,000, the Trust believes any reduction of this gain would be immaterial to its financial statements as a whole.

The Trust has reviewed its sales and note receivable agreements with the buyer and determined that the buyer does not have the right to return the property. Should the buyer not reach stabilization, no payments will be due from the buyer to the Trust until such time when stabilization is reached. However, the terms of the note receivable provides the Trust with the deed to the land as security for the note receivable in addition to personal guarantees of the buyer.

As an additional factor, it should be noted that the multi-family property being constructed by the buyer is nearly complete and currently has little to no vacancy. The newly constructed property is located in Minot, North Dakota, which was recently hit by severe flooding and is experiencing near all-time low vacancy rates. The new property is unaffected by the flood waters as it is located in a dry area of the city. The Trust believes all these factors support the assertion, and accordingly, the Trust’s accounting treatment that is it unlikely that the buyer will not reach stabilization of the new property and that payments under the terms the note receivable agreement will begin in late 2011.

Note 17 - Related Party Transactions, page 28

Comment 6.	Please expand your disclosure to discuss your basis for the allocation of 50% of the acquisition fee to financing costs. In particular, tell us how you considered the amount of the financing obtained for each acquisition. For example, explain how the acquisition fee is allocated for acquisitions that require no or less than 100% financing.

Response 6.	The note has been revised to include the following statements:

“Our agreement with our advisor requires that we pay 3% of the acquisition costs or construction value to our advisor upon successful completion of an acquisition or construction of real estate properties and the related obtaining of mortgages to finance the acquisition or construction. With the adoption of ASC 805, Business Combinations, we were required to expense a certain amount of the fees related to the acquisition costs. Accordingly, we were required to determine what portion of the 3% fee related to acquisition or construction and to the obtaining of financing. We have evaluated the services provided and determined that it is appropriate to attribute 50% of the 3% fee to financing costs for the administration of obtaining a loan to fund the acquisition or construction of a property. We believe this is an appropriate allocation of the total fee as our advisor has informed us that approximately equal time is spent on discovering the potential property or construction project as is spent on successfully coordinating financing.”

Comment 7.	Please confirm that the costs capitalized for the successful completion of construction projects in 2009 and 2010 were incremental costs. Please also revise the disclosure of your advisor’s compensation on page 94 to include a description of this fee including how it is calculated.

Response 7.	The Trust has confirmed that the costs capitalized for the successful completion of construction projects were incremental costs.

The fee payable to the advisor for construction projects is 3% of the contract price (capped at $300,000 per construction project), which is the same fee for acquisitions. The disclosure under Item 6, Compensation of our Advisor, Affiliates and Related Parties, has been revised to reflect the fee for construction projects.

Note 21 - Business Combinations and Disposals, page 33

Comment 8.	Please further expand your disclosure to discuss how your Board of Directors determined the fair value of the units issued. Describe the valuation technique and the inputs relied upon in the valuations.

Response 8.	The note will be expanded to include the following:

“For value of the units issued, the Board of Trustees has determined an estimate of the fair value of the units. In determining an estimated value of the units, the board has relied upon their experience with, and knowledge about, the Company’s real estate portfolio and debt obligations. The board relied on valuation methodologies that are commonly used in the real estate industry, including, among others, a discounted cash flow analysis, which projects a range of the estimated future stream of cash flows reasonably likely to be generated by our portfolio of properties, and discounts the projected future cash flows to a present value. The board also took into account the estimated value of the Company’s other assets and liabilities, including a reasonable estimate of the value of the Company’s debt obligations. Based on the results of the methodologies, the board determined the fair value of the units to be $14.00.

As with any valuation methodology, the methodologies utilized by the board in reaching an estimate of the value of the units are based upon a number of estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different estimates, assumptions, judgments or opinions would likely have resulted in significantly difference estimates of the value of the units. In addition, the board’s estimate of share value is not based on fair values of the Company’s real estate, as determined by GAAP, as the Company’s book value for most real estate is based on the amortized cost of the property, subject to certain adjustments.

Furthermore, in reaching an estimate of the value of the units, the board did not include a liquidity discount, in order to reflect the fact that the units are not currently traded on a national securities exchange; a discount for debt that may include a prepayment obligation or a provision precluding assumption of the debt by a third party; or the costs that are likely to be incurred in connection with an appropriate exit strategy, whether that strategy might be a listing of the units on a national securities exchange, a merger or a sale of the Company’s portfolio.”
In addition, we are filing Amendment No. 3 to the Form 10 at this time, to reflect the above referenced changes. I have attached a blacklined comparison of the Amendment No. 3 to Amendment No. 2 to the Form 10 originally filed on June 15, 2011 for your convenience.
If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6713.
Very truly yours,
WINTHROP & WEINSTINE, P.A.
Joy S. Newborg
In responding to the Staff’s comments in the above response letter dated July 14, 2011, and in the previously filed response letter dated June 15, 2011, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

INREIT Real Estate Investment Trust
By:	/s/ Kenneth P. Regan
	Name:	Kenneth P. Regan
	Title:	Chief Executive Officer

APPENDIX A
The following table sets forth summary financial data as of and for each of INREIT’s twelve months ending December 31, 2010 through 2006 .

	2010	2009	2008	2007	2006
Income Statement Data
Revenues	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx
Net Income	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx
Funds From Operations (FFO)	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx

Balance Sheet Data
Total Real Estate Investments	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx
Total Assets	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx
Shareholder Equity	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx

Per Share Data
UPREIT Units Outstanding	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx
Cash Shares Outstanding	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx
Net Income	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx
Funds from Operations (FFO)	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx

Weighted Shares Outstanding*	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx
Net Income — Weighted Share	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx
FFO — Weighted Share	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx

Dividends Per Share	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx

*	Includes Cash Shares & UPREIT Operating Partnership Units (OPUs)
2006 to 2010 Comparative Graphs (For the Twelve Months Ended December 31)